UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SCG Financial Acquisition Corp.

(Name of Issuer)

COMMON STOCK, PAR VALUE OF $0.0001 PER SHARE

(Title of Class of Securities)

78404K103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05501E201

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) SCG Financial Holdings LLC
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization IL
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 1,523,810
6. Shared Voting Power 0
7. Sole Dispositive Power 1,523,810
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,523,810
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 16%
12.	Type of Reporting Person (See Instructions) OO

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CUSIP No.05501E201

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Reporting Persons (Entities Only) Gregory H. Sachs*
2.	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 1,523,810
6. Shared Voting Power 0
7. Sole Dispositive Power 1,523,810
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,523,810
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 16%*
12.	Type of Reporting Person (See Instructions) IN

* Mr. Sachs is the manager of SCG Financial Holdings LLC and has sole voting and dispositive power over SCG Financial Holdings LLC and as a result he may be deemed to be the beneficial owner of any shares owned by SCG Financial Holdings LLC. Mr. Sachs disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

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Item 1(a).	Name of Issuer

     SCG Financial Acquisition Corp. (the “Issuer”)

Item 1(b).   Address of the Issuer’s Principal Executive Offices

     615 N. Wabash Avenue, Chicago IL 60611

Item 2(a).	Names of Persons Filing

     This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

                     i)   SCG Financial Holdings LLC (“SCG Financial Holdings”);

                     ii) Gregory H. Sachs (“Mr. Sachs”).

Item 2(b).    Address of the Principal Business Office, or if none, Residence:

                     i)  the Principal Business Office of SCG Financial Holdings is 615 N. Wabash Avenue, Chicago IL 60611

                     ii) Mr. Sachs’ address is c/o SCG Financial Holdings LLC, 615 N. Wabash Avenue, Chicago IL 60611

Item 2(c).    Citizenship

                     i)  SCG Financial Holdings LLC is an Illinois limited liability company;

                     ii) Mr. Sachs is a citizen of the United States of America.

Item 2(d).    Title of Class of Securities

                      Common Stock, par value $0.0001 per share

Item 2(e).    Cusip Number

                     78404K103

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Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐     (a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐     (b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐     (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐     (d) Investment company registered under Section 8 of the Investment Company Act.

☐     (e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐     (f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐     (g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐     (h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐     (i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐     (j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

         Not applicable

Item 4.	Ownership

Disclosure for each Reporting Person:

(a) Amount beneficially owned:  1,523,810

(b) Percent of class: 16%

(c) (i)  Sole power to vote or direct the vote:  1,523,810 Shares

    (ii)  Shared power to vote or direct the vote: 0

    (iii) Sole power to dispose or direct the disposition:  1,523,810 Shares

        (iv)    Shared power to dispose or direct the disposition of:  0

The reported amount includes a portion of the shares of common stock in an amount equal to 3.0% of the Issuer’s issued and outstanding shares after the initial public offering that are subject to forfeiture by the Reporting Persons in the event the last sales price of the Issuer’s common stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 24 months following the closing of the Issuer’s initial business combination.

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Item 5.	Ownership of Five Percent or Less of a Class

 Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

See Exhibit 1.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCG Financial Holdings LLC

By: __/s/ Gregory H. Sachs _____________
Name: Gregory H. Sachs
Title: Manager

By: /s/ Gregory H. Sachs
Name: Gregory H. Sachs

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EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

SCG Financial Holdings LLC

By: __/s/ Gregory H. Sachs _____________
Name: Gregory H. Sachs
Title: Manager

By: /s/ Gregory H. Sachs
Name: Gregory H. Sachs

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